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                                                      OMB Number: 3235-0145
                            UNITED STATES             Expires: October 31, 1997
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                -----------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                                 INFINITY, INC.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                           (Title Class of Securities)


                                   4566-32-304
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 1, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 pages.

                         The Exhibit Index is on page 7

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. 4566-32-304                                     Page 2 of 19 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Gaines, Berland Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                        (b)|_|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
                    |         7          SOLE VOTING POWER
                    |
                    |                         900,000
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |         8          SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                           -0-
           EACH     |-----------------------------------------------------------
         REPORTING  |         9          SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                         900,000
                    |-----------------------------------------------------------
                    |         10         SHARED DISPOSITIVE POWER
                    |
                    |                           -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    900,000   shares
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    (See Item 5(a) and (b))                  |X|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.1 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO, BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

                  This statement relates to common stock, $.0001 par value ("Common Stock"), of Infinity, Inc. ("Issuer"), a Colorado corporation, whose principal executive office is located at 211 West 14th Street, Chanute, Kansas 66720.

Item 2.    Identity and Background.

     (a)  Name:  This  statement  is filed on  behalf of  Gaines,  Berland  Inc.
("GBI").

     (b) Business Address: GBI's business address is 1055 Stewart Avenue, Bethpage, New York 11714.

     (c) Principal Business: GBI is a broker dealer and investment banker.

     (d) During the last five years, GBI has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, GBI has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The identity and background of each of the executive officers, directors and/or controlling persons of GBI ("Executives") is discussed directly below. The names of the Executives are Joseph Berland, Alan Gaines, Richard Rosenstock, Mark Zeitchick, and Vincent Mangone. The business address of each of the foregoing persons is Gaines, Berland Inc., 1055 Stewart Avenue, Bethpage, New York 11714.

                  The present principal occupation of each of the Executives are set forth below:


Name                                Present Principal Occupation
----                               ----------------------------------
Joseph Berland                      Broker dealer, investment banker

Alan Gaines                         Analyst

Richard Rosenstock                  Broker dealer

Mark Zeitchick                      Broker dealer

Vincent Mangone                     Broker dealer


                                     3 of 19

                  Each of the Executives are employed by GBI, an investment banker, broker dealer, located at 1055 Stewart Avenue, Bethpage, New York 11714.

                  During the last five years, none of the Executives has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, none of the Executives has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                  Each of the Executives is a citizen of the United States.

Item 3.    Source and Amount of Funds or other Consideration.

                  GBI has not paid any money or other consideration to exercise its warrant to purchase 900,000 shares of the Issuer's Common Stock, which GBI is currently deemed to beneficially own as described below in Item 5(c).

Item 4.    Purpose of Transactions.

                  The securities referenced in Section 5(c) below represent shares of Common Stock of the Issuer underlying warrants earned by GBI. GBI has acquired the securities specified in Item 5(c) in order to obtain an equity position in the Issuer for investment purposes. GBI may acquire or dispose of additional shares of the Issuer, dependent upon market conditions. GBI is a broker dealer registered under Section 15 of the Securities Exchange Act of 1934, and is currently a market maker of the Issuer's Common Stock. Accordingly, as broker dealer, for its own account, or for the account of others, GBI may purchase and sell securities of the Issuer, dependent upon market conditions. GBI, however, has no present plans with respect to the securities specified in
Item 5(c) which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.



                                     4 of 19

Item 5.    Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, GBI beneficially owns 900,000 shares of Common Stock (all of which are subject to a warrant issued to GBI exercisable at $0.875 per share until July 31, 2001 ("Private Warrant")), or approximately 8.1% of the outstanding shares (based on 11,060,939 shares of Common Stock which would be outstanding upon exercise of the currently exercisable Private Warrant owned by GBI). As reported in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997, the Company had 10,160,939 shares of Common Stock outstanding as of June 18, 1997. In addition, as of the date of this Schedule 13D, Alan Gaines ("Gaines"), an executive officer of GBI, owns 100,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

     (b) GBI has sole voting and dispositive powers with respect to the 900,000 shares of Common Stock which it is deemed to beneficially own as of the date of this Schedule 13D. Gaines has sole voting and dispositive powers with respect to the 100,000 shares of Common Stock beneficially owned by him. Neither GBI or Gaines believes either party is controlled by or controlling of the other party. Gaines disclaims beneficial ownership of the shares of Common Stock beneficially owned by GBI and GBI disclaims beneficial ownership of the shares of Common Stock beneficially owned by Gaines.

     (c) On August 1, 1996, the Issuer issued to GBI, Private Warrants to purchase an aggregate of 900,000 shares of Common Stock. The Private Warrants are all currently exercisable, at $0.875 per share until July 31, 2001. The Private Warrants were issued as compensation for financial advisory services rendered by GBI to the Issuer. The Private Warrants recently became exercisable, which resulted in GBI beneficially owning 900,000 shares of Common Stock (or 8.1%) of the Issuer, which exceeds the five (5%) percent reporting threshold, thereby requiring GBI to file this Schedule 13D.

Item 6.    Contracts, Agreements, Understandings or
           Relationships with Respect to Securities of Issuer.

                  The Private Warrants were issued by the Issuer to GBI pursuant to a Warrant Agreement, dated August 1, 1996, between the Issuer and GBI.

Item 7.    Materials to be Filed as Exhibits.

           Exhibit 1 ...................Warrant Agreement, dated August 1, 1996.




                                     5 of 19

                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:  August 1, 1997

                                                         /s/ Joseph Berland
                                                       -------------------------
                                                       Joseph Berland, Chairman




                                     6 of 19

                                  Exhibit Index

Exhibit 1: Warrant Agreement between Gaines, Berland Inc. and Infinity, Inc., dated August 1, 1996.





                                     7 of 19

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